Exhibit 99.1

Norwegian Cruise Line Orders New Cruise Ship with Option for Second

MIAMI--(BUSINESS WIRE)--October 17, 2012--Norwegian Cruise Line announced today that it has reached an agreement with MEYER WERFT GMBH of Germany to build a new cruise vessel, for delivery in October 2015, with the option for a second ship for delivery in spring 2017. The new ship, at 163,000 gross tons and approximately 4,200 passenger berths, will be larger than the Company’s Breakaway class ships currently under construction at MEYER WERFT and incorporate many of those vessels’ unique design elements and innovations. With the project name “Breakaway Plus,” this new vessel will be the largest in Norwegian’s fleet.

The ship’s contract price is approximately euro 700 million and the Company has export credit financing in place which was arranged and underwritten by KfW IPEX-Bank GmbH of Germany.

“Norwegian Breakaway and Norwegian Getaway have garnered significant attention in the marketplace with their innovative design, rich stateroom mix and world-class amenities. Building on that momentum, along with MEYER WERFT’s expertise and efficiency in the design and construction process, we are extending the excitement and anticipation with a new, larger edition Breakaway Plus class ship to further distinguish the Norwegian brand,” said Kevin Sheehan, Norwegian Cruise Line’s chief executive officer. “This new order further solidifies our commitment to continued innovation in terms of the guest experience and will incorporate technical and environmental advances as well.”

MEYER WERFT, based in Papenburg, Germany, is currently building Norwegian’s two new 146,600 gross ton, 4,000-passenger Breakaway class vessels: Norwegian Breakaway, scheduled for delivery in late April 2013, and Norwegian Getaway, scheduled for delivery in mid-January 2014. Prior to the Breakaway class ships, MEYER WERFT built Norwegian’s four Jewel-class ships – Norwegian Gem delivered in 2007, Norwegian Pearl and Norwegian Jade delivered in 2006, and Norwegian Jewel delivered in 2005. This new vessel on order, along with the option for the second ship, will be the tenth and eleventh that the Company will build with MEYER WERFT.

“We are pleased that Norwegian Cruise Line has decided to expand and enlarge its exciting Breakaway class at MEYER WERFT,” said Bernard Meyer, managing partner of MEYER WERFT. “Our companies have a long history together and we appreciate Norwegian Cruise Line’s continued commitment to MEYER WERFT.”

Norwegian Cruise Line pioneered the concept of Freestyle Cruising and currently offers guests the freedom and flexibility to enjoy their cruise vacation on their own terms, including multiple dining venues, relaxed attire, a variety of accommodations and world-class entertainment. The Company took Freestyle Cruising to the next level with the introduction of Norwegian Epic in June 2010 and is continuing to innovate with the launch of “New York’s Ship” Norwegian Breakaway in late April 2013. The company has revealed the ship’s groundbreaking design, including The Waterfront and 678 Ocean Place; a wide range of indoor and outdoor venues on three dynamic decks that will create a whole new complex at sea that enhances guests’ connection with the ocean.

Norwegian Breakaway’s entertainment will include three Broadway shows: five-time Tony nominated ROCK OF AGES; the dance sensation BURN THE FLOOR; and CIRQUE DREAMS & DINNER JUNGLE FANTASY. The famed comedy troupe The Second City, Howl at the Moon dueling pianos, and New York’s own Slam Allen will also perform on the vessel. Celebrity Chef and Food Network star Geoffrey Zakarian will also debut his first restaurant at sea on Norwegian Breakaway: Ocean Blue by Geoffrey Zakarian. The top decks of Norwegian Breakaway will feature the first Aqua Park at sea with five full-size water slides, including twin Free Fall slides, the first ever at sea, and a three-story sports complex that includes the largest ropes course at sea, a nine-hole miniature golf course, basketball court, rock climbing wall and more.

Norwegian Breakaway will also feature a rich mix of stateroom options including The Haven by Norwegian, comprised of 42 Suites at the top of the ship in an exclusive, private key-card enclave and 22 additional Suites located throughout the ship. The innovative Studios are designed and priced for solo travelers. Other accommodations include Oceanview and Balcony staterooms, and Mini-Suites; along with Spa Balcony, Mini-Suites and Suites in close proximity to the spa.

About Norwegian Cruise Line

Norwegian Cruise Line is the innovator in cruise travel with a 46-year history of breaking the boundaries of traditional cruising, most notably with the introduction of Freestyle Cruising which revolutionized the industry by giving guests more freedom and flexibility. Today, Norwegian invites guests to “Cruise Like a Norwegian” on one of 11 purpose-built Freestyle Cruising ships, providing guests the opportunity to enjoy a relaxed cruise vacation on some of the newest and most contemporary ships at sea.

Norwegian’s largest and most innovative Freestyle Cruising ship, Norwegian Epic, debuted in June 2010 and has been named “Best Overall Cruise Ship” by the readers of Travel Weekly and “Best Ship for Sea Days” by Cruise Critic. Norwegian Cruise Line is the official cruise line of Blue Man Group, appearing for the first time at sea on Norwegian Epic, as well as the official cruise line of Legends in Concert, The Second City®, Howl at the Moon Dueling Pianos, and Nickelodeon, the number-one entertainment brand for kids. Cirque Dreams™ & Dinner is also featured on board Norwegian Epic as the first show of its kind at sea under a big top.

The Company has two 4,000-passenger vessels, Norwegian Breakaway and Norwegian Getaway, under construction for delivery in April 2013 and January 2014, along with one larger “Breakaway Plus” vessel for delivery in fall 2015. Known as New York’s ship, Norwegian Breakaway will be the largest vessel to homeport year-round in the city, sailing to Bermuda for the summer beginning May 12, 2013. Norwegian Breakaway’s features include hull art by legendary artist Peter Max, seafood restaurant Ocean Blue by famed New York chef Geoffrey Zakarian, and fitness classes and a retrospective display from the ship’s iconic godmothers, the Rockettes®. The entertainment lineup includes three Broadway shows: Rock of Ages, Burn the Floor and Cirque Dreams™ & Dinner: Jungle Fantasy. Norwegian Getaway, the largest ship to homeport year-round in Miami, will sail Eastern Caribbean voyages beginning in February 2014. Sailings for both vessels are now on sale.

High resolution, downloadable images are available at www.ncl.com/pressroom. For further information on Norwegian Cruise Line, visit www.ncl.com, follow us on Facebook, Twitter, and Instagram @Norwegiancruiseline, Pin us on Pinterest, watch us on YouTube, or contact us in the U.S. and Canada at 888-NCL-CRUISE (625-2784).

About MEYER WERFT GmbH

Founded in 1795, Papenburg-based MEYER WERFT has been owned by the sixth generation of the Meyer family. This well-established company has approximately 2,500 employees. MEYER WERFT’s extensive production program covers a wide range of ship types, from cruise ships, gas tankers, livestock carriers to car and passenger ferries. In order to stay successful in worldwide competition, production technology has been continuously improved and extended. Today, MEYER WERFT has the most modern production premises in the shipbuilding industry. For more information, go to www.meyerwerft.com.

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CONTACT:
Norwegian Cruise Line
AnneMarie Mathews, 305-436-4799
PublicRelations@ncl.com
or
MEYER WERFT
Peter Hackmann, +49 4961 81-5665
presse@meyerwerft.de